VIA EDGAR	October 2, 2008

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention: H. Roger Schwall

Dear Mr. Schwall:

Re:	PolyMet Mining Corp. Form 20-F for the year ended January 31, 2008 Filed on April 30, 2008, File No. 0-18701, Supplemental Response filed August 15, 2008

Further to discussions with the staff of the Securities and Exchange Commission (the “SEC”), this letter serves as PolyMet Mining Corp.’s (the “Company”) formal request for an extension to respond to your letter dated September 18, 2008, with respect to the Company’s Annual Report on Form 20-F for the year ended January 31, 2008 (the “Form 20-F”), filed with the Commission on April 30, 2008. As agreed, the Company anticipates sending draft wording for its response to Ms. Donna Levy of the SEC by October 6, 2008 and, assuming the wording is acceptable, filing its formal response by October 10, 2008.

Please do not hesitate to contact the undersigned at (646) 879-5970 or Niall Moore at (604) 669-4701 if you have any questions or comments regarding this letter.

Yours truly,

POLYMET MINING CORP.

Douglas Newby
Chief Financial Officer